UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibit 1 - Page 13	Page 1 of 13

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2015 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2015 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
St. Louis, Missouri
February 24, 2017

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30
	2015	2016

Investments in Master Trust (Note 8), at fair value	$2,560,494,223	2,856,078,353
Employer contributions receivable	125,108	866,281
Participant contributions receivable	420,675	2,430,409
Loans receivable from participants in Master Trust	25,180,049	23,881,353

Net assets available for benefits	$2,586,220,055	2,883,256,396

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2015	2016

Interest in Master Trust investment appreciation (depreciation), net (Note 8)	$(139,049,361)	317,346,886
Interest income, participant loans	1,093,444	971,018
Transfers (to) from other plans, net (Note 4)	(90,685,429)	52,670,543
Participant contributions	120,053,291	114,951,091
Rollover contributions	12,180,098	11,058,028
Employer contributions	35,176,581	33,055,843
Benefits paid to participants	(259,026,975)	(233,017,068)
Increase (decrease) in net assets available for benefits	(320,258,351)	297,036,341

Net assets available for benefits, beginning of year	2,906,478,406	2,586,220,055

Net assets available for benefits, end of year	$2,586,220,055	2,883,256,396

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(1) DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. (Emerson or the Company) Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.
General
The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a Company business unit which participates in the Plan is eligible to participate. New employees are automatically enrolled in the Plan unless they choose not to contribute and opt-out within 45 days of their hire date. At September 30, 2016, there were 17,989 employees participating in the Plan. On November 30, 2016, the Company completed the sale of its network power systems business.  Accounts held by approximately 3,500 employees of this business were subsequently transferred to a third-party benefit plan in January 2017.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan, while highly compensated employees may be subject to further limits. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees automatically enrolled in the Plan are done so with an election of 6% of pretax income contributed to an age appropriate Vanguard Target Retirement Trust.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $784,451 and $984,245 were used to reduce Company contributions in 2016 and 2015, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $317,769 and $327,227 as of September 30, 2016 and 2015, respectively.
The Company transitioned from defined benefit to defined contribution retirement plans in 2016. The principal U.S. defined benefit pension plan closed to employees hired after January 1, 2016, and current employees not meeting combined age and years of service criteria ceased accruing benefits effective October 1, 2016. Affected employees receive a nonelective Company contribution and increased match each year in this Plan.
Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, any new matching contributions are fully vested. The nonelective Company contributions cliff vest after three years. All amounts fully vest upon attaining retirement age, or due to death, total and permanent disability, or termination of the Plan.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. Certain restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers. A maximum of six transfers may be made per quarter. No advance notice is required for transfers.
Available mutual fund investments as of September 30, 2016 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund,  Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; fixed income index funds investing in a diversified portfolio of bonds – Vanguard Short-Term Bond Index Fund and Vanguard Total Bond Market Index Fund.  Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds; balanced trusts investing in a mix of stocks, bonds and cash – The Vanguard Target Retirement Trusts ranging from 2010 to 2060 and the Vanguard Target Retirement Income Trust; fixed income trust investing primarily in a diversified portfolio of bonds – Loomis Sayles Core Plus Fixed Income Trust.  Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund.  All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The Loomis Sayles Core Plus Fixed Income Trust was added to the Plan on December 10, 2014. The PIMCO Total Return Fund was closed and eliminated from the Plan on January 8, 2015, with participant balances transferred to the Loomis Sayles Core Plus Fixed Income Trust.

Participant Loans
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2016, which includes loans transferred from other plans and loans deemed distributed per ERISA, vary between 2.0% and 10.5%. Loans are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for IRS Form 5500 reporting.
Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum. Partial distributions (up to one per quarter) are permitted with a minimum amount of $1,000. Participants may elect to receive lump sum distributions entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time required minimum distributions under ERISA must begin.
Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.
Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pretax contributions subject to demonstration of substantial financial hardship.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits.
Investment Valuation and Income Recognition
See Notes 8 and 10 regarding investments in the Master Trust.
Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Operating Expenses
Administrative expenses necessary for the operation and management of the Plan are shared by the Company and Plan participants. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.
Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3)	TAX STATUS
The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2013 letter. On January 27, 2016, the Plan filed with the IRS for an updated favorable determination letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2016, there are no uncertain tax positions.

(4)	TRANSFERS TO OR FROM OTHER PLANS
During 2016, net assets of $7,549,603 were transferred into the Plan due to the acquisition of Energy Solutions International Inc. Additionally, certain participants and $39,692,883 of net assets were transferred from the Rosemount Inc. Profit Sharing Retirement Plan into the Plan to reflect the transfer of Rosemount Flow salaried employees to the Micro Motion legal entity.

During 2015, net assets of $5,011,277 were transferred into the Plan due to the acquisition of Management Resources Group, Inc. Additionally, certain participants and $102,099,073 of net assets

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

were transferred from the Plan into the Emerson Electric Co. Retirement Savings Plan (RSP) to reflect hourly and union employees in the RSP and salaried employees in the Plan in accordance with plan design, offset by transfers in from a few smaller acquisitions.

In 2016 and 2015, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5)	PARTIES-IN-INTEREST
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and Emerson common stock is an investment option. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.

(6)	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(7)	RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

	September 30
	2015	2016

Net Assets Available for Benefits per the financial statements	$2,586,220,055	2,883,256,396
Participant loans deemed distributed, end of year	(422,479)	(470,451)
Amount allocated to withdrawing participants	(1,286,170)	(30,150)

Net Assets Available for Benefits per IRS Form 5500	$2,584,511,406	2,882,755,795

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2015	2016

Benefits paid to participants per the financial statements	$259,026,975	233,017,068
Participant loans deemed distributed, end of year	422,479	470,451
Participant loans deemed distributed, beginning of year	(518,481)	(422,479)
Amount allocated to withdrawing participants, end of year	1,286,170	30,150
Amount allocated to withdrawing participants, beginning of year	(21,891)	(1,286,170)

Benefits paid to participants per IRS Form 5500	$260,195,252	231,809,020

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2016 and 2015.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(8)	MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Additionally, loans to Plan participants are included in the Master Trust. At September 30, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 59% and 58%, respectively. Master Trust investment income and expenses are allocated to participating plans based on respective balances.
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Shares of collective funds and trusts are valued from either broker/dealer quotation or market-observed pricing for the underlying assets held. There are no restrictions on the redemption of these investments. The cost basis of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.
The following table presents the fair values of all investments in the Master Trust.

	September 30
	2015	2016
Mutual funds:
Equity funds	$727,514,678	724,742,668
Equity index funds	658,140,457	752,947,564
Fixed income index funds	192,974,226	231,139,292

Total mutual funds	1,578,629,361	1,708,829,524
Collective funds and trusts:
Balanced index trusts	1,832,204,337	1,974,632,481
Equity funds	209,647,398	221,894,677
Fixed income trusts	127,518,602	125,490,744

Total collective funds and trusts	2,169,370,337	2,322,017,902
Emerson Common Stock Fund	463,641,052	572,829,146
Money market funds	171,483,485	196,990,169

Total Master Trust investments at fair value	$4,383,124,235	4,800,666,741

Plan’s share of Master Trust investments at fair value	$2,560,494,223	2,856,078,353

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

Investment income for the entire Master Trust follows.

	Year Ended September 30
	2015	2016

Net appreciation (depreciation) of mutual funds	$(1,647,902)	164,943,911
Net appreciation (depreciation) of Emerson common stock	(174,615,061)	130,481,815
Net appreciation (depreciation) of collective funds	(37,856,509)	223,297,246
Interest, net of fees	(19,027)	36,957

Total Master Trust investment income (loss)	$(214,138,499)	518,759,929

Plan’s share of Master Trust investment income (loss)	$(139,049,361)	317,346,886

(9)	EMERSON COMMON STOCK FUND
A portion of the Company’s matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Effective October 1, 2016, the portion of participants’ total contribution allocated to the Emerson Common Stock Fund is limited to 20%. Additionally, participants will not be able to complete investment exchanges or rollovers into the Emerson Common Stock Fund if the portion of their total account balance held in the Emerson Common Stock Fund exceeds 20%, or will after the transaction is completed. Information about net assets and changes in net assets relating to the Emerson Common Stock Fund follows.

	September 30
	2015	2016

Net assets: Emerson common stock	$328,825,870	406,951,023

	Year Ended September 30
	2015	2016
Changes in net assets:
Realized gain (loss), net	$(7,688,220)	8,219,377
Unrealized appreciation (depreciation), net	(129,982,937)	69,889,561
Dividends received	14,438,395	14,237,328
Transfers to other funds	(31,861,934)	(23,215,294)
Loan repayments	2,132,926	1,740,053
Transfers (to) from other plans, net	(8,384,432)	2,148,586
Participant contributions	9,357,281	8,035,363
Rollover contributions	312,160	376,764
Employer contributions	21,465,724	20,152,518
Benefits paid to participants	(37,739,208)	(23,459,103)

Net change in Emerson Common Stock Fund	$(167,950,245)	78,125,153

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

(10)	FAIR VALUE MEASUREMENTS
Under Accounting Standards Codification (ASC) 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2016
	Level 1	Level 2	Total
Mutual funds:
Equity funds	$724,742,668	—	724,742,668
Equity index funds	752,947,564	—	752,947,564
Fixed income index funds	231,139,292	—	231,139,292

Total mutual funds	1,708,829,524	—	1,708,829,524
Collective funds and trusts:
Balanced index trusts	—	1,974,632,481	1,974,632,481
Equity funds	—	221,894,677	221,894,677
Fixed income trusts	—	125,490,744	125,490,744

Total collective funds and trusts	—	2,322,017,902	2,322,017,902
Emerson Common Stock Fund	572,829,146	—	572,829,146
Money market funds	196,990,169	—	196,990,169

Investments at fair value	$2,478,648,839	2,322,017,902	4,800,666,741

	September 30, 2015
	Level 1	Level 2	Total
Mutual funds:
Equity funds	$727,514,678	—	727,514,678
Equity index funds	658,140,457	—	658,140,457
Fixed income index funds	192,974,226	—	192,974,226

Total mutual funds	1,578,629,361	—	1,578,629,361
Collective funds and trusts:
Balanced index trusts	—	1,832,204,337	1,832,204,337
Equity funds	—	209,647,398	209,647,398
Fixed income trusts	—	127,518,602	127,518,602

Total collective funds and trusts	—	2,169,370,337	2,169,370,337
Emerson Common Stock Fund	463,641,052	—	463,641,052
Money market funds	171,483,485	—	171,483,485

Investments at fair value	$2,213,753,898	2,169,370,337	4,383,124,235

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by:	/s/ Richard J. Schlueter
Richard J. Schlueter, on behalf of the
Management Review Committee
Date: February 24, 2017

Exhibit 1
EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2016

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 2.0% - 10.0%**		$23,410,902

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.